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                           August 28, 2023

       Gerard Stascuasky
       Managing Director
       Iron Bridge Mortgage Fund, LLC
       9755 SW Barnes Road
       Suite 420
       Portland, OR 97225

                                                        Re: Iron Bridge
Mortgage Fund, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed August 23,
2023
                                                            File No. 024-11984

       Dear Gerard Stascuasky:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Alison Pear, Esq.